UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    Form 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


For the month of        April         , 2002
                 ---------------------


                               DESC, S.A. DE C.V.
                               ------------------
                 (Translation of registrant's name into English)


PASEO DE LOS TAMARINDOS 400-B, BOSQUES DE LAS LOMAS, 05120 MEXICO, D.F., MEXICO
-------------------------------------------------------------------------------
                     (Address of principal executive office)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [X]                Form 40-F  [ ]








NY2:\1143748\01\_$$S01!.DOC\41150.0012

                                   SIGNATURES


           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                             Desc, S.A. de C.V.
                                             ------------------
                                             (Registrant)


Date: April 11, 2002                         By /s/ Arturo D'Acosta Ruiz
--------------------                            -------------------------------
                                                (Signature)*

                                                Name: Arturo D'Acosta Ruiz
                                                Title: Chief Financial Officer





* Print the name and title under the signature of the signing officer.








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
                                  EXHIBIT INDEX

                                                                     Sequential
Item                                                                 Page Number
----                                                                 -----------

  1.      Notice to Shareholders, dated April 9, 2002, announcing         4
          the Registrant's Annual General Ordinary and Extraordinary Shareholders' Meeting and matters to be addressed at such meeting.


  2.      Press Release, dated April 11, 2002, announcing the             6
          Registrant's First Quarter 2002 Preliminary Figures.













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